EXHIBIT 12

CATERPILLAR INC.
AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

	PERIODS ENDED SEPTEMBER 30,		YEARS ENDED DECEMBER 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings (1)	$7,324	$4,747	$6,725	$3,750	$569	$4,501	$4,990
Plus: Interest Expense	951	912	1,222	1,257	1,434	1,427	1,420
One-third of rental expense (2)	114	108	143	120	127	133	119
Adjusted Earnings	8,389	5,767	8,090	5,127	2,130	6,061	6,529

Fixed charges:
Interest expense (3)	951	912	1,222	1,257	1,434	1,427	1,420
Capitalized interest	16	11	18	26	25	27	15
One-third of rental expense (2)	114	108	143	120	127	133	119
Total fixed charges	$1,081	$1,031	$1,383	$1,403	$1,586	$1,587	$1,554

Ratio of earnings to fixed charges	7.8	5.6	5.8	3.7	1.3	3.8	4.2

(1)         Consolidated profit before taxes

(2)         Considered to be representative of interest factor in rental expense

(3)         Does not include interest on income taxes and other non-third-party indebtedness